SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

1st Constitution Bancorp
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

31986N102
(CUSIP Number)

Mr. Robert F. Mangano President and Chief Executive Officer 1st Constitution Bancorp 2650 Route 130 Cranbury, New Jersey 08512 (609) 655-4500	With a Copy to: Frank E. Lawatsch, Jr., Esq. Day Pitney LLP 7 Times Square New York, New York 10036 (212) 297-5830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 31986N102

1	NAME OF REPORTING PERSON John P. Costas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 407,179
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 407,179
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,179
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.40%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

 Item 1.    Security and Issuer.

The class of equity securities to which this Amendment No. 1 to Schedule 13D (this “Schedule 13D Amendment No. 1”) relates is the Common Stock, no par value (the “Common Stock”), of 1st Constitution Bancorp, a New Jersey corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 2650 Route 130, P.O. Box 634, Cranbury, NJ 08512.

Item 2.    Identity and Background.

(a)  This Schedule 13D Amendment No. 1 is filed by John P. Costas (the “Reporting Person”).

(b)  The Reporting Person’s business address is 2650 Route 130, P.O. Box 634, Cranbury, New Jersey 08512.

(c)  The Reporting Person is self-employed as the managing member of Costas Holdings, LLC, a private equity firm, whose principal offices are located in Key Largo, Florida.

(d)  The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable. See Item 4 below.

Item 4.    Purpose of Transaction.

(a)
The Reporting Person holds the 407,179 shares reported in this Schedule 13D Amendment No. 1 for investment purposes. The Reporting Person may decide to purchase additional shares of Common Stock or other securities of the Issuer.  In addition, the Reporting Person may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

(b)	– (j) The Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a) – (b)  The table below sets forth the information required in (a) and (b) of this Item 5:

Reporting Person	Number of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership Percentage
John P. Costas	407,179	407,179	0	407,179	0	5.40%

The Reporting Person owns an aggregate of 407,179 shares of Common Stock directly.  The percentage of class for the Reporting Person is 5.40% and is based on 7,546,835 shares of Common Stock outstanding as of July 31, 2015 as reported on the Issuer’s Form 10-Q for the quarter ended June 30, 2015 filed by the Issuer on August 12, 2015.

(c)	The table below sets forth the transactions in the Common Stock during the past sixty (60) days by the Reporting Person.

Date of the Transaction	Number of Shares of Common Stock Involved	Price per Share of Common Stock	Manner of Sale
10/27/2015	800	$11.90	Open market purchase
	302	$11.90	Open market purchase
	300	$11.96	Open market purchase
	2,500	$12.21	Open market purchase
	2,500	$12.22	Open market purchase
	2,500	$12.31	Open market purchase
	3,500	$12.20	Open market purchase
	3,100	$12.15	Open market purchase
	3,500	$12.23	Open market purchase
	3,700	$12.20	Open market purchase
	5,000	$12.25	Open market purchase
10/28/2015	10,000	$12.19	Open market purchase
	3,500	$12.20	Open market purchase
	3,500	$12.27	Open market purchase
	2,000	$12.25	Open market purchase
	2,500	$12.19	Open market purchase
	1,000	$12.195	Open market purchase
	5,000	$12.197	Open market purchase
	3,363	$12.208	Open market purchase
	2,500	$12.21	Open market purchase
	2,500	$12.21	Open market purchase
	2,500	$12.21	Open market purchase
11/2/2015	160	$12.18	Open market purchase

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is a non-employee director on the Board of Directors of the Issuer.  The Issuer maintains the 1st Constitution Bancorp 2015 Directors Stock Plan, an equity plan for its non-employee directors (the “2015 Directors Plan”). In fiscal 2015, each non-employee director of the Issuer, including the Reporting Person, received a grant of 200 shares of Common Stock under the 2015 Directors Plan which vested immediately upon grant.

Item 7.   Material to be Filed as Exhibits.

10.1        1st Constitution Bancorp 2015 Directors Stock Plan (incorporated by reference to Appendix A to the Issuer’s definitive proxy statement on Schedule 14A for its annual meeting of shareholders held on May 21, 2015 (SEC File No. 000- 32891) filed with the SEC on April 14, 2015)

24.1        Power of Attorney (previously filed with initial Schedule 13D with the SEC on November 15, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete , and correct.

BY:	/s/ John P. Costas
John P. Costas

DATED:	November 4, 2015